

By facsimile to (507) 453-8049 and U.S. Mail

March 17, 2009

Mr. Willard D. Oberton
Chief Executive Officer and President
Fastenal Company
2001 Theurer Boulevard
Winona, MN 55987-0978

Re: Fastenal Company
        Annual Report on Form 10-K for the fiscal year ended December 31, 2008
        Filed February 20, 2009
        Definitive Proxy Statement on Schedule 14A
        Filed February 20, 2009
        File No. 0-16125

Dear Mr. Oberton:

        We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>14A</u>

<u>Base Salary, page 14</u>

1.   We note that base salary was determined by applying a discount to the average base salary historically paid by members of a peer group of companies. In future filings, please clarify how this element of compensation specifically compares to

Mr. Willard D. Oberton
March 17, 2009
Page 2

these comparator companies and name those companies against which you benchmark compensation. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Cash Incentives – 2008; Cash Incentives – 2009, page 14

2.	In future filings, specify the pre-determined minimum target of net earnings of the company and the overall pre-tax earnings of the executive officer's area of responsibility on which the bonuses are based. See Item 402(b)**(2)(v)** of Regulation S-K.

 Closing

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in their filings.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any questions on the comments.

Very truly yours,

Pamela A. Long
Assistant Director